EXHIBIT 12.1

Kite Realty Group Trust

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Years ended December 31
	2012	2011	2010	2009	2008
Earnings:
Net income (loss) from continuing operations	$(12,126,085)	$3,556,493	$(9,407,478)	$3,595,529	$10,521,859
Add:
Income taxes expense (benefit)	(105,984)	(1,294)	265,986	(22,293)	1,927,830
Fixed charges, net of capitalized interest	25,691,237	23,634,020	26,837,276	25,653,912	28,128,780
Distributions and income from majority-owned unconsolidated entity	—	—	—	381,514	825,747
Less:
Income (loss) from unconsolidated entities	91,452	4,653,783	(51,964)	226,041	2,075,000
Earnings before fixed charges and preferred dividends	$13,367,716	22,535,436	17,747,748	29,382,621	39,329,216

Fixed charges:
Interest expense	$25,660,381	$23,599,227	$26,809,424	$25,633,856	$28,112,090
Capitalized interest	7,444,472	8,486,590	8,807,062	8,892,218	10,061,770
Interest within rental expense	30,856	34,793	27,852	20,056	16,690
Fixed charges of unconsolidated entities	—	—	—	179,177	261,044
Total fixed charges	33,135,709	$32,120,610	$35,644,338	$34,725,307	$38,451,594
Preferred dividends	7,920,002	5,775,000	376,979	—	—
Total fixed charges and preferred dividends	$41,055,711	$37,895,610	$36,021,317	$34,725,307	$38,451,594

Ratio of earnings to fixed charges and preferred dividends	(1)	(2)	(3)	(4)	1.02

(1)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2012 was $27.7 million.  The calculation of earnings includes $40.4 million of non-cash depreciation expense and a $8.0 million non-cash remeasurement loss on consolidation of Parkside Town Commons, net.

(2)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2011 was $15.4 million.  The calculation of earnings includes $34.7 million of non-cash depreciation expense.

(3)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2010 was $18.3 million.  The calculation of earnings includes $37.5 million of non-cash depreciation expense.

(4)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2009 was $3.6 million.  The calculation of earnings includes $30.1 million of non-cash depreciation expense.